

January 13, 2023

Robert Meyerson
Chief Executive Officer and Director
C5 Acquisition Corp
1701 Pennsylvania Avenue NW
Suite #460
Washington, D.C. 20006

> **Re: C5 Acquisition Corp**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed March 29, 2022**
> **File No. 001-41205**

Dear Robert Meyerson:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Real Estate & Construction